

SECU 07001935 SION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-66310

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2006 (MM/DD/YY) AND ENDING December 31, 2006 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: BrokerBank Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

7825 Washington Avenue, Suite 513
(No. and Street)

Eden Prairie (City) MN (State) 55439 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Philip Wright 952-960-4893
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Virchow, Krause & Company, LLP
(Name – *if individual, state last, first, middle name*)

7900 Xerxes Avenue South, Suite 2400, Minneapolis, MN 55431
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 03 2007
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Philip Wright, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of BrokerBank Securities, Inc., as of December 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



ALYCE RIPLEY JOHNSON
NOTARY PUBLIC - MINNESOTA
MY COMMISSION EXPIRES JAN. 31, 2010

Signature

CEO

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of XXXXXXXXXXXXXXXXXX Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BROKERBANK SECURITIES, INC.

TABLE OF CONTENTS

BROKERBANK SECURITIES, INC.

Eden Prairie, Minnesota

December 31, 2006 and 2005

FINANCIAL STATEMENTS

Including Independent Auditors' Report

VirchowKrause & company

INDEPENDENT AUDITORS' REPORT

Stockholders and Board of Directors
BrokerBank Securities, Inc.
Eden Prairie, Minnesota

We have audited the accompanying statement of financial condition of BrokerBank Securities, Inc. as of December 31, 2006, and the related statements of operations, stockholders' equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements of BrokerBank Securities, Inc. as of December 31, 2005 were audited by other auditors whose report dated January 20, 2006 expressed an unqualified opinion on those statements.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audit provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of BrokerBank Securities, Inc. as of December 31, 2006 and 2005, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental information on page 9 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Virchow, Krause & Company, LLP

Minneapolis, Minnesota
February 12, 2007

Virchow, Krause & Company, LLP
Certified Public Accountants & Consultants • An Independent Member of Baker Tilly International

STATEMENTS OF FINANCIAL CONDITION

ASSETS

	2006	2005
CASH	$ 32,883	$ 72,851
PREPAID EXPENSES	1,340	1,340
EQUIPMENT, NET	5,463	8,300
RELATED PARTY RECEIVABLE	-	634
DEPOSITS	2,665	1,264
TOTAL ASSETS	$ 42,351	$ 84,389

LIABILITIES AND STOCKHOLDERS' EQUITY

	2006	2005
LIABILITIES		
Accounts payable	$ 1,281	$ 4,339
Dividends payable	-	263
Accrued payroll and payroll taxes	-	8,675
Issuer deposit	-	25,000
Total Liabilities	1,281	38,277
STOCKHOLDERS' EQUITY		
Common stock, authorized 10,000,000 shares, $.01 par value 5,172,300 shares issued and outstanding	51,723	51,723
Accumulated deficit	(10,653)	(5,611)
Total Stockholders' Equity	41,070	46,112
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 42,351	$ 84,389

See accompanying notes to financial statements.

BROKERBANK SECURITIES, INC.

STATEMENTS OF OPERATIONS
Years Ended December 31, 2006 and 2005

	2006	2005
REVENUES		
Placement agent fees and commissions	$ 117,215	$ 206,054
Consulting	35,000	-
Other revenues	35,667	1,002
TOTAL REVENUES	187,882	207,056
EXPENSES		
Compensation related	83,619	136,553
Consulting	34,500	-
Occupancy	16,081	16,066
Other	57,145	38,525
TOTAL EXPENSES	191,345	191,144
NET INCOME (LOSS)	$ (3,463)	$ 15,912

See accompanying notes to financial statements.

STATEMENTS OF STOCKHOLDERS' EQUITY

	Common Stock		Accumulated	
	Shares	Amount	Deficit	Total
BALANCES, December 31, 2004	5,172,300	$ 51,723	$ (15,010)	$ 36,713
Dividends paid	-	-	(6,513)	(6,513)
2005 net income	-	-	15,912	15,912
BALANCES, December 31, 2005	5,172,300	51,723	(5,611)	46,112
Dividends paid	-	-	(1,579)	(1,579)
2006 net loss	-	-	(3,463)	(3,463)
BALANCES, December 31, 2006	5,172,300	$ 51,723	$ (10,653)	$ 41,070

See accompanying notes to financial statements.

BROKERBANK SECURITIES, INC.

STATEMENTS OF CASH FLOWS
Years Ended December 31, 2006 and 2005

	2006	2005
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income (loss)	$ (3,463)	$ 15,912
Adjustments to reconcile net income (loss) to net cash flows from operating activities:		
Depreciation	3,569	2,633
Loss on disposal of property and equipment	-	119
Changes in operating assets and liabilities:		
Prepaid expenses	-	(450)
Related party receivable	634	(634)
Deposits	(1,401)	850
Accounts payable	(3,058)	1,500
Accrued payroll and payroll taxes	(8,675)	(1,215)
Issuer deposit	(25,000)	25,000
Net Cash Flows from Operating Activities	(37,394)	43,715
CASH FLOWS FROM INVESTING ACTIVITIES		
Purchases of equipment	(732)	(3,769)
Net Cash Flows from Investing Activities	(732)	(3,769)
CASH FLOWS FROM FINANCING ACTIVITIES		
Dividends to stockholders	(1,842)	(6,250)
Net Cash Flows from Financing Activities	(1,842)	(6,250)
Net Change in Cash	(39,968)	33,696
CASH - Beginning of Year	72,851	39,155
CASH - END OF YEAR	$ 32,883	$ 72,851
Noncash investing and financing activities		
Dividends accrued but not paid	$ -	$ 263

See accompanying notes to financial statements.

NOTE 1 - Summary of Significant Accounting Policies

Nature of Business

BrokerBank Securities, Inc. (the Company), is a Minnesota-based C Corporation that conducts business using a k(2)(i) exemption as a securities and broker-dealer and is a member firm of the National Association of Securities Dealer (NASD). The Company received permission to operate as a member firm with restrictions as outlined in its membership agreement in May 2004 and as amended in September 2005. The Company does not and may not aquire, hold or trade securities inventory, nor does it trade for its own account. It acts soley as a broker of private placement securities pursuant to the rules of SEC Regulation D, Sections 501 to 506 and may market certain mutual funds and tax-advantaged securities on an agency and best-efforts basis in accordance to each selling agreement.

The Company's financial statements are presented using the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America. In addition, the financial presentation has been laid out to conform with the United States Secuirities and Exchange Commission's Annual Audit Report Form X-17A-5, Part III.

Cash

The Company maintains its cash in high quality financial institutions and money market mutual funds. The balances, at times, may exceed federally insured limits.

Equipment

Equipment is recorded at cost and is being depreciated using the straight-line method over their estimated useful lives of 3 years.

Revenue Recognition

The Company's revenues are derived from consulting fees and commissions from private placements. Consulting fees are nonrefundable deposits received during the initial stages of a private placement. Consulting fees are recognized upon receipt. Commission revenue is recognized at the time of the placement's closing.

Income Taxes

The Company accounts for income taxes using the asset and liability method. Under the asset and liability method, deferred tax assets and liabilities are recognized at the enacted rates for the future tax consequences attributable to differences between the financial statement carrying amounts of existing tax assets and liabilities and their respective tax basis. The effect on deferred tax assets and liabilities of a change in tax rate is recognized in income in the period that includes the enactment date. Valuation allowances are established when necessary to reduce deferred tax assets to the amounts expected to be realized.

NOTE 1 - Summary of Significant Accounting Policies (cont.)

Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and revenues and expenses during the reporting period. Actual results could differ from those estimates.

Reclassifications

Certain amounts in the prior year financial statements have been reclassified for comparative purposes to conform with the presentation in the current year financial statements. These reclassifications had no effect on net income or stockholders' equity.

NOTE 2 - Equipment

Equipment consisted of the following at December 31:

	2006	2005
Computer equipment	$ 13,239	$ 12,507
Less: accumulated depreciation	(7,776)	(4,207)
Equipment, Net	$ 5,463	$ 8,300

Depreciation expense was $3,569 and $2,633 for the years ended December 31, 2006 and 2005.

NOTE 3 - Net Capital Requirements

The Company is subject to the SEC's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed fifteen to one. Net capital and the related net capital ratio fluctuate on a daily basis. As of December 31, 2006 and 2005, the net capital ratio was .04 to 1.0 and 1.11 to 1.0 and net capital was $31,602 and $34,574 which exceeds the minimum requirement by $26,602 and $29,574.

No material differences exist between the net capital calculated above and the net capital computed and reported in the Company's December 31, 2006 amended FOCUS filing. Per Rule 15c3-3 of the SEC Uniform Net Capital Rule, the Company is exempt under the (k)(2)(i) exemption.

NOTE 4 - Income Taxes

Deferred income taxes result from temporary differences between the reported amounts for financial statement purposes and income tax purposes. These differences relate primarily to different methods used for depreciation accruals and net operating loss carryforwards.

The Company had net operating loss carry forwards of approximately $3,000 as of December 31, 2006. Deferred tax assets consisted of the following at December 31:

	2006	2005
Deferred tax asset	$ 750	$ 200
Valuation allowance	(750)	(200)
	$ -	$ -

NOTE 5 - Office Lease

The Company leases office space under a lease that expires in August 2007. Monthly base rents are $1,559. Total rent expense was $16,081 and $16,066 for the years ended December 31, 2006 and 2005. Future minimum rent payments are $12,472 for the year ending December 31, 2007.

COMPUTATION OF NET CAPITAL AND AGRREGATE INDEBTEDNESS UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

COMPUTATION OF NET CAPITAL

Total stockholders' equity	$ 41,070
Non-allowable assets:	
Prepaid expenses	1,340
Equipment, net	5,463
Deposits	2,665
Total non-allowable assets	9,468
Net capital	$ 31,602

COMPUTATION OF AGGREGATE INDEBTEDNESS

Total aggregate indebtedness	$ 1,281

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital requirement	$ 5,000
Excess net capital at 1,500 percent	$ 26,602
Excess net capital at 1,000 percent	$ 31,474
Ratio: Aggregate indebtedness to net capital	.04 to 1.0

RECONCILIATION WITH COMPANY'S COMPUTATION

Net capital, as reported in Company's amended Part II FOCUS Report, Form X-17A-5 as of December 31, 2006	$ 31,602
Net audit adjustments	-
Net capital per above	$ 31,602

INDEPENDENT AUDITORS' SUPPLEMENTARY REPORT ON INTERNAL ACCOUNTING CONTROL

Stockholders and Board of Directors
BrokerBank Securities, Inc.
Eden Prairie, Minnesota

In planning and performing our audit of the financial statements and supplemental schedule of BrokerBank Securities, Inc. for the year ended December 31, 2006, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons and recordation of differences required by rule 17a-13.
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.
3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customer as required by Rule 15c-3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2006, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Governors, management, the SEC, and other regulatory agencies which rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Virchow, Krause & Company, LLP

Minneapolis, Minnesota
February 12, 2007

END